UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

WESTELL TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

Delaware	0-27266	36-3154957
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

750 North Commons Drive Aurora, IL	60504
(Address of principal executive offices)	(Zip Code)

Thomas P. Minichiello
Senior Vice President, Chief Financial Officer, Treasurer and Secretary
(630) 898-2500
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Westell Technologies, Inc. (“Westell”) has determined that the conflict minerals necessary to the functionality or production of products manufactured by Westell Technologies, Inc. are required to be reported in the calendar year covered by this specialized disclosure report.
Based on the reasonable country of origin inquiry, Westell exercised due diligence on the source and chain of custody of its conflict minerals and determined that its products are DRC conflict undeterminable for calendar year 2013.
Conflict Minerals Disclosure
Following our application of appropriate due diligence, Westell has filed, as an exhibit to this Form SD, the Conflict Minerals Report required by Item 1.01. The Conflict Minerals Report is available on our website at http://www.westell.com.
Item 1.02 Exhibit
See Item 2.01 of this Form.
Section 2 – Exhibits
Item 2.01 Exhibits
The following exhibit is filed as part of this report.
Exhibit 1.02 – Westell Technologies, Inc.’s Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Westell Technologies, Inc.
/s/ Thomas P. Minichiello	Date: June 02, 2014
Name Thomas P. Minichiello
Title Senior Vice President, Chief Financial Officer, Treasurer and Secretary